UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2012

Commission File Number: 000-51116

Ku6 Media Co., Ltd.

(Exact name of registrant as specified in its charter)

Building 6, Zhengtongchuangyi Centre

No. 18, XibaheXili, Chaoyang District,

Beijing 100020, People’s Republic of China

Fax number: +86 10 57586898

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N.A.

Ku6 Media Announces Change of Board Members

Beijing, China (May 8, 2012) - Ku6 Media Co., Ltd. (“Ku6 Media” or the “Company”, Nasdaq: KUTV), a leading internet video company in China focusing on user-generated content (“UGC”), today announced a change of members of its board of directors, effective from May 7, 2012.

Mr. Tuoc Luong joined Ku6 Media as a director, replacing former director Mr. Haibin Qu who has resigned for personal reasons. Meanwhile, Mr. Tuoc Luong was appointed to be the chairman of the Corporate Development and Finance Committee of the board of directors while Mr. Tianqiao Chen stepped down from that position but remains on the board of directors. Along with Mr. Tuoc Luong, current director Mr. Haifa Zhu also joined the Corporate Development and Finance Committee as a member. Mr. Bruno Wu ceased to be a member of the Corporate Development and Finance Committee but will continue to be the Chairman of the board of directors and an independent director of Ku6 Media.

Mr. Tuoc Luong is currently the Chief Executive Officer of Shanda Online. Prior to joining Shanda, Mr. Luong served as the Global Senior Vice President of Yahoo from 2007 to 2010, where he led the Search Division and was responsible for Yahoo Search products worldwide. Before joining Yahoo, Mr. Luong held various management positions at Ask Jeeves Inc., Microsoft Corporation, Oracle Corporation and several other hi-tech companies. In addition, Mr. Luong was an entrepreneur having built engineering teams at multiple successful startup companies in Silicon Valley. Mr. Luong holds a master’s degree in engineering management from Santa Clara University and a bachelor’s degree in computer science from the University of California at Berkeley.

About Ku6 Media Co., Ltd.

Ku6 Media Co., Ltd. (Nasdaq: KUTV) is a leading internet video company in China, focusing on user-generated content (“UGC”). Through its premier online brand and online video website, www.ku6.com, Ku6 Media provides online video upload and sharing service, video reports, information and entertainment in China. For more information about Ku6 Media, please visit http://ir.ku6.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ku6 Media Co., Ltd.

By:	/s/ Tony Shen

Name:	Tony Shen
Title:	CFO

Date: May 8, 2012

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